Filed pursuant to Rule 433

File No. 333-203423

April 20, 2015

Brookfield Asset Management Inc.

BROOKFIELD ASSET MANAGEMENT ANNOUNCES US$1,075 MILLION EQUITY OFFERING AND DECLARES QUARTERLY DIVIDEND

Toronto, Ontario April 20, 2015 - Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) (“Brookfield”) today announced that it has agreed to issue 17.9 million Class A Limited Voting shares (the “Class A Shares”), on a bought deal basis, to a syndicate of underwriters co-led by CIBC, RBC Capital Markets, Citigroup Global Markets Canada Inc. and Deutsche Bank Securities, at a price of US$56.00 per Class A Share (the “Offering Price”) for gross proceeds of US$1,000,160,000 (the “Offering”). In addition, current officers, directors and shareholders of Brookfield including Partners Value Fund Inc. (TSX Venture: PVF), and entities controlled by them, will purchase, directly or indirectly, an aggregate of 1,395,089   Class A Shares at the Offering Price  concurrent with the Offering (the “Private Placement”). The aggregate gross proceeds of the Offering and the Private Placement will be US$1,075,159,985.

Brookfield has granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 2,679,000 Class A shares at the Offering Price (prior to adjustment for Brookfield’s three-for-two stock split announced on April 8, 2015). If this option is exercised in full, the gross offering size would increase to US$1,225,183,985.

Brookfield intends to use the net proceeds of the Offering and Private Placement for general corporate purposes, including the funding of future investments. The Offering and Private Placement are expected to close on or about April 27, 2015.

Bruce Flatt, Chief Executive Officer of Brookfield, stated “we are working on a number of attractive opportunities that will enable us to invest this capital, and while we rarely issue common shares, this capital should provide greater flexibility to assist us in generating increased returns over the long term on a per share basis.”

“We have been increasing our capital resources throughout the organization, including our listed partnerships, through asset sales, long term debt placements and equity issues; and are also in the process of raising major capital commitments for a number of new private funds.  Issuing equity capital at Brookfield will further augment our resources to pursue the wide array of investment opportunities in front of us.”

The Class A Shares to be issued under the Offering will be offered under Brookfield’s existing base shelf prospectus filed in the United States and Canada. Brookfield has filed a preliminary prospectus supplement relating to the Offering. You may obtain these documents for free on EDGAR at www.sec.gov or on SEDAR at www.sedar.com. Alternatively, copies can be obtained from:

CIBC Tel: 1-800-282-0822	RBC Capital Markets LLC Tel: 1-877-822-4089

E-mail: useprospectus@us.cibc.com	E-mail: equityprospectus@rbccm.com

Citigroup Global Markets Inc. Tel: 1-800-831-9146	Deutsche Bank Securities Inc. Tel: 1-800-503-4611 E-mail: prospectus.cpdg@db.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Class A Shares described herein, nor shall there be any sale of these Class A Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Class A Shares being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the preliminary prospectus supplement.

Dividend Declaration

The Board of Directors has effected the dividend increase of 6% per share previously announced on April 8, 2015 by declaring a quarterly dividend of US$0.12 per share (representing US$0.48 per annum), payable on June 30, 2015 to shareholders of record as at the close of business on May 29, 2015.  This dividend will be paid following the three-for-two stock split of the Class A Shares that will occur on May 12, 2015, and represents, on a pre-split basis, $0.18 per share (or $0.72 per annum).

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the

U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intends”, “should” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the offering and the use of proceeds from the offering described in this news release. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; the realization of investment returns that are lower than expected; and other risks and factors detailed from time to time in the company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.